SEC Mail Processing Section

MAR 02 2015

Washington DC 403

KW 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockShield, LLC

OFFICIAL USE ONLY
147109
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, Suite 2800
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Yolles 310 203-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15048018

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Yolles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockShield, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Brian Yolles 2/25/15
Signature

CEO
Title

(See attached California Notary jurat language)
[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2015, by
Date *Month* *Year*

(1) Brian Yolles

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JEAN HEADLEY
COMM. # 2024887
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
COMM. EXPIRES JUNE 13, 2017

Signature Jean Headley
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 02-25-2015

Number of Pages: 2 **Signer(s) Other Than Named Above:** None

STOCKSHIELD, LLC
(FORMERLY STOCKSHIELD, INC.)
CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements:
Statement of Financial Condition.. 2
Notes to Financial Statements...3-5

Supplementary Reports:

Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.......... 6

Review Report of Independent Registered Public Accounting Firm... 7

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Management of
StockShield, LLC

We have audited the accompanying statement of financial condition of StockShield, LLC (the "Company") (formerly StockShield, Inc.) as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of StockShield, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StockShield, LLC as of December 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of StockShield, LLC's financial statements. The supplemental information is the responsibility of StockShield, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2015

STOCKSHIELD, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	259,471
Prepaid expenses		4,619
Retainers and deposits		2,500
Security deposits		1,790
Furniture and computer equipment at cost, less accumulated depreciation of $736		704
Total Assets	$	269,084

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	36,547
Commitments and contingencies		-
Members' equity		232,537
Total liabilities and members' equity	$	269,084

The accompanying notes are an integral part of these financial statements.

STOCKSHIELD, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

StockShield, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Illinois, and New York. The Company has developed patented financial risk management capabilities, including the Stock Protection Trust (for concentrated single-stock positions in public companies) and ESOP Protection Trust (for concentrated single-stock retirement plans sponsored by private companies with Employee Stock Ownership Plans).

Pursuant to legislation adopted by the State of Connecticut that took effect January 1, 2014, StockShield Inc. ("StockShield") converted on December 31, 2014, from a Connecticut corporation to a Connecticut limited liability company (as converted, "StockShield, LLC") by filing a certificate of conversion with the Connecticut Secretary of State. The common and preferred shareholders (collectively, the "Shareholders") of StockShield contributed their common and preferred stock to a newly-formed Delaware corporation ("StockShield Holdings") in exchange for equivalent common and preferred shares of StockShield Holdings. The limited liability company operating agreement for the Company provides for Class A Units (that were issued to StockShield Holdings and represent the indirect ownership interest in the business by the Shareholders) and Class B Units (issued to Hales Partners, LLC). Hales Partners, LLC (the "investor") has invested $1.5 million in StockShield, LLC (to be invested in tranches of $250,000 each) in exchange for Class B Preferred Units in StockShield, LLC accruing at an interest rate of 8% per annum.

<u>Recent Issued Accounting Pronouncements</u>
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

<u>Accounting basis</u>
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes
The conversion of StockShield Inc. to StockShield LLC, coupled with the share exchange between the Shareholders and StockShield Holdings, will be treated as an "F" reorganization. StockShield, LLC is now a "regarded" partnership for federal income tax purposes, with StockShield Holdings being treated as having contributed the net assets of StockShield to StockShield, LLC in exchange for its Class A Units. As a result, StockShield Holdings is responsible for reporting the Company's net income and gains or losses and accordingly there is no provision for federal or state income taxes reflected in these financial statements. The Company may, however, be subject to other taxes for doing business in a particular state.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $222,924, which was $217,924 in excess of the FINRA minimum net capital requirement of $5,000.

STOCKSHIELD, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

4. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers' SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and Equipment	$ 1,441	5
Total cost of property and equipment	1,441	
Less: accumulated depreciation	(737)	
Property and equipment, net	$ 704	

Depreciation expense for the year ended December 31, 2014 was $496.

6. SUBSEQUENT EVENTS

As of February 9, 2015, the date in which the financial statements were available to be issued, management has determined that no subsequent events occurred following the balance sheet date of December 31, 2014, which require recognition or disclosure in the financial statements.

StockShield, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) StockShield, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which StockShield, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) StockShield, LLC stated that StockShield, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. StockShield, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StockShield, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

StockShield®

T — 310 203 8844
F — 310 203 8855
E — info@stockshield.com
W — www.stockshield.com

StockShield, ~~Inc.~~ LLC,
633 West Fifth Street
Suite 2800
Los Angeles, CA 90071

Assertions Regarding Exemption Provisions

We, as members of management of StockShield LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Section (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through December 31, 2014.

StockShield LLC

By: Brian Yolles
Brian Yolles, StockShield LLC CEO

Dated: 1/28/15